Filed by Walgreen Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Date: August 7, 2014

Email from Alex Gourlay to Walgreen Co. Employees:

Dear team members,

Following up on our announcement yesterday about creating a fully combined global enterprise with Alliance Boots, today I’d like to focus on how we will move forward at the Walgreen Co.

First, I am thrilled at the opportunity to continue as part of the team at Walgreens. It is a great company and an amazing brand. As you know, I spent 35 years with Alliance Boots, another iconic brand that I loved working for, beginning my career as a pharmacist and ultimately joining Walgreens nine months ago. It has been an absolute pleasure to become part of this company and to see how much passion there is for the customer and patient across the organization. I have seen so many examples and heard so many great stories of the care we take to make healthcare easier, helping customers in ways that keep them coming back. For example, only this week I heard of the company’s response to the water emergency in Toledo and the difference we made in that community. I share your passion and am inspired by it.

As we take up the opportunity and the challenge of completing this next step in our evolution, Greg has asked me to extend my responsibilities during the integration. With leadership roles shifting, he would like me to help ensure we stay focused on operational execution and performance, to accelerate our work to support our stores, people and customers and bring focus to our cost reduction effort. In addition, Greg wants to ensure we take the necessary time to prepare a new Walgreen Co. leadership team to be fully up and running by the time the transaction closes in the first quarter of calendar 2015.

So, today I am announcing a proposed new operational organization structure reporting to me:

•	Mark Wagner, currently president of community management and store operations, will take on a new role as president, Business Operations. In this new role, Mark will be responsible for creating a customer-focused organization that supports our stores, eliminates waste and simplifies our work to ensure we can invest in initiatives that matter to our team members and customers.

•	Sona Chawla, president, digital and chief marketing officer, will continue in that role, putting the customer and the patient at the heart of all we do.

•	Brad Fluegel, currently senior vice president and chief strategy officer, will become senior vice president, chief strategy and business development officer. He will continue to lead strategy for Walgreen Co. and expand his responsibilities to include developing and implementing our health care clinic, clinical office and healthcare innovation strategies to meet our commitment to help customers and patents get, stay and live well.

•	Richard Ashworth will be returning from Alliance Boots in a new role as president, retail and pharmacy operations. He will assume responsibility for the field organization to implement a single customer plan and deliver extraordinary customer care through our community locations.

•	I will continue to lead our merchandising team while we search for a new leader for the daily living organization.

All of these proposed new roles and titles are subject to approval by the board of directors and will be effective as of September 1.

Finally, I look forward to bringing together this talented team and continuing to work with Greg and the rest of our business partners across Walgreens. More important, I am excited about the opportunity to meet with as many of you as possible over the next few months. We will be faced with many challenges as we work through the company’s cost reduction initiative, while supporting the integration of the combined company. Your support, patience and flexibility will be critical as we undertake this work. We will provide more information about our team structure and the cost reduction initiative in the coming weeks.

Looking to the future, we need to stay focused on our customers and patients because that’s what has made Walgreens the great business and brand that it is today. To continue to move forward, we will need to call on the company’s historic strengths – pharmacy-led, customer-driven, with a commitment to each other and a focus on care and service.

Best,

Alex Gourlay

[Legends included in the original are excerpted at the end of this filing]

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Cautionary Note Regarding Forward-Looking Statements.

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreen Co. (“Walgreens” or the “Company”) and Alliance Boots GmbH (“Alliance Boots”), Walgreens

Boots Alliance, Inc. (“Walgreens Boots Alliance”) will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreen’s Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

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